CTD HOLDINGS, INC.
27317 N.W. 78th Avenue
High Springs, FL  32643
(386) 454-0887

February 2, 2011

VIA EDGAR AND FAX (703-813-6968)

Mr. Rufus Decker
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, DC  20549-4631

RE:	CTD Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 0-25466

Dear Mr. Gordon:

We are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance Securities and Exchange Commission set forth in the Staff’s December 13, 2010 letter.  For your reference, we included each comment from the Staff’s letter followed by our response.

General

1.	Please file a full amendment to the Form 10-K that addresses the comments below. Please also ensure that you comply with the comments below in all future Exchange Act reports.

Response:

We have filed a full amendment to the Form 10-K that addresses the comments below.  We will comply with the comments below in all future Exchange Act reports.

2.	We note that you have included the incorrect Commission file number on the cover page of your Form 10-K. Please include the appropriate file number.

Response:

We have revised the Form 10-K to include the correct Commission file number (0-25466) on the cover page.

Business

3.
We note the disclosure throughout this section regarding your plans to grow and develop your business.  Many of the assertions comprising this disclosure do not explain how you will accomplish the stated goal and in many cases the assertions are too general to understand how you intend to develop and grow your business.  For example, and without limitation, we note the statement that you “intend to generate additional revenue through obtaining rights to certain patents...”  This disclosure is too general and contains unsupported assumptions.  Please review the disclosure throughout this section and revise accordingly.

Response:

We have revised the disclosure throughout the business section to explain with more specificity how we plan to grow and develop our business as well as how we intend to accomplish our stated goals.  (Please see pages 1-6 of the amended Form 10-K.)

4.
Please disclose the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers.  See Item 401(h)(4)(x) of Regulation S-K.

Response:

We have revised our disclosure to indicate that we have not conducted research and development activities during the last two fiscal years.  (Please see page 5 of the amended Form 10-K.) We also have revised our disclosure to better explain that substantially all our revenues are generated from third parties who conduct research and development and obtain materials and product knowledge from us.  (Please see pages 3-4 of the amended Form 10-K.)

CDs

5.
We note your disclosure that your revenues are derived from consulting, the distribution of CDs, the manufacturing of selected CD complexes, and sales of your own manufactured and licensed products containing CDs.  However, it appears from your filing that the vast majority of your revenue comes from sales of products containing CDs.  Please revise your disclosure to provide an overview of the services and/or products you provide in connection with your consulting, distribution and manufacturing business, and specify the percentage of your revenue attributed to each of these business activities.

Response:

We have revised our disclosure to provide an overview of the services and products that we provide in connection with our consulting, distribution and manufacturing business, and to specify the percentage of our revenue attributed to each of these business activities. (Please see pages 2-3 of the amended Form 10-K.)  Substantially all of our revenue is from the sale of CDs and products containing CDs.  We provide consulting services related to CDs and the use of CDs to researchers in conjunction with the sales of our products and occasionally as a separate service.

6.
Please revise your disclosure to provide a separate overview for each of your two principal products, Trappsol and Aquaplex, and please further explain your third product line, AP(TM)-Flavor.  For each product, please clarify:

•
The market for the product.  For example, your disclosure states that your products are sold for use in the pharmaceutical, food, industrial chemical and R&D chemical supply industries, but does not specify which product is used in which industry.

•	The distribution method of the product.

•
The sources and availability of raw materials and the names of principal suppliers.  For example, we note your disclosure in your Management’s Discussion and Analysis that “your main supplier of fine chemicals and complexes is located in Hungary,” and your disclosure in Note 6 to your financial statements that “[s]ubstantially all 2009 and 2008 inventory purchases were from three vendors.”

•	The percentage of revenue contributed by each of these products.

•	The purpose and impact of the wholly-owned subsidiary created in December 2008 that is now responsible for Aquaplex, as noted in your Management’s Discussion and Analysis under “Operating Results.”

See Item 101(h)(4) of Regulation S-K.

Response:

We have revised our disclosure in response to this comment.  (Please see pages 2-5 of the amended Form 10-K.)

CD Products

7.
We note your disclosure regarding the trademark registration of Trappsol and Aquaplex.  Please clarify whether these are the only patents, trademarks or licenses that you currently have.  If you possess other such patents, trademarks, or licenses, please revise your disclosure accordingly, including providing the duration.  In particular, we note your disclosure under “Marketing Plan” that you have a “licensable mark that may be used by other manufacturers wishing to take advantage of the improved aqueous delivery afforded by Trappsol CDs.”  Please revise your disclosure to describe the “licensable mark.”  Please also clarify whether you have any patents or trademarks relating to your spray-dried Aquaplex products or CycloTM.  See Item 101(h)(4)(vii) of Regulation S-K.

Response:

We have revised our disclosure to clarify that the trademark registration of Trappsol and Aquaplex are the only trademarks that we currently have and to indicate that we do not have any patents or trademarks related to our spray-dried Aquaplex or Cyclo™ products.  (Please see page 3 of the amended Form 10-K.)

We also have revised our disclosure to clarify the Trappsol and Aquaplex trademarks may be licensed to other manufacturers for use by such manufacturers when our products are incorporated into their products.  (Please see page 5 of the amended Form 10-K.)

Business Strategy

8.
We note your disclosure that you decided in 2009 to vertically integrate by becoming a manufacturer of spray-dried Aquaplex products.  Please revise your disclosure to describe the significance of spray-dried Aquaplex in terms an investor can understand, including your reference to “Pulse Combustion spray-drying technology.”  Please also clarify whether this is the only product that you currently manufacture.  See Item 101(h)(4)(iii) of Regulation S-K.

Response:

We have revised our disclosure to better describe the significance of spray-dried Aquaplex and to clarify that we do not currently manufacture any products and that our new facility will allow us to produce existing and new products (complexes of CDs and other ingredients).  (Please see pages 3-4 of the amended Form 10-K.)

9.
We note your disclosure that you depend on four major customers.  Please revise your disclosure to provide the percentage of your total revenue contributed by each of these customers during the last three years.  Further, please disclose how you determined that these were “major” customers.  Please also provide context for this statement by disclosing your total number of customers.  See Item 101(h)(4)(vi) of Regulation S-K.  Further, please discuss how you structure your arrangements with these customers.

Response:

We have revised our disclosure to provide the percentage of our total revenue contributed by each of our four major customers during the last three years.  (Please see pages 3-4 of the amended Form 10-K.)  We also have revised our disclosure to include how we determined that these were "major" customers and to include our total number of customers.  (Please see pages 3-4 of the amended Form 10-K.)  We indicate that we have no ongoing sales contracts with our customers - our customers order materials as they need them, and we fulfill the orders as we receive them. (Please see page 4 of the amended Form 10-K.)

10.
Please revise your disclosure to clarify what you mean by “[b]usiness development on behalf of the Company’s clients.”  Is this a separate service that you plan to provide to certain “clients,” or is this business development on behalf of the company?  Who are the potential “clients?”

Response:

We have revised our disclosure to explain that, as a service to our customers and as a business development tool, we: (a) assist our customers with their research and development activities related to products, (b) educate clients on how to use CDs to improve their products and (c) share our CD knowledge for their application.  We also encourage our customers to use CDs in their other research and development applications.  (Please see pages 4-5 of the amended Form 10-K.)

Government Regulation

11.	The disclosure in this section regarding your product development strategy appears to contradict the disclosure in the preceding section regarding your plans with respect to NCDs. Please advise.

Response:

We have revised our disclosure to clarify that we continue to look for NCD products that do not require FDA approval as they have the shortest time to commercialization.  NCDs have certain natural benefits.  However, we believe the greatest benefits can be achieved with CMCDs and NMCDs, as they can be customized to specific applications.  (Please see page 5 of the amended Form 10-K.)

12.
We note your disclosure that your current strategy is to introduce products that are not regulated by the FDA as drugs because all of the ingredients are natural products or are generally regarded as safe.  Please revise your disclosure to provide an example of which of your products you have designated as “natural” so that they do not require FDA approval.  In addition, we note that you are seeking approval of Cyclo(TM) to be designated as an “orphan drug,” and that you disclose in your Management’s Discussion and Analysis that sales of this product contributed “significantly” to your revenues in 2009.  Please revise your disclosure to clarify whether such approval is from the FDA, the significance of being designated an “orphan drug,” and whether any of your other products have received, or are required to receive, any such government approval.  Please also revise your disclosure to discuss any government regulation that might relate to your products that will be for non-food uses.  See Item 101(h)(4)(ix) of Regulation S-K.

Response:

All of our products are sold for research and development purposes only, which does not require FDA approval.  Any use of our products in humans as a drug or food product would require FDA approval.  We have revised our disclosure to identify the basic cyclodetrins that are natural and are not regulated by the FDA (i.e., alpha, beta and gamma).  Cyclodexrins are basic sugar molecules that occur naturally in plants.  We have revised our disclosure to indicate basic CD products represent approximately 72% of our annual sales.  We also have revised our disclosure to note that other cyclodexrins derived from these basic cyclodextrins (known as derivatives) in some cases are generally considered to be safe when added to food products in countries other than the U.S.  There are various efforts to make certain other CD derivatives “generally regarded as safe” in the U.S. through the FDA approval process.  (Please see page 6 of the amended Form 10-K.)

We have not sought approval of Cyclo™ as an “orphan drug.”  Our product was used by a customer in its filing of an IND (Investigational New Drug) application seeking, and ultimately receiving, FDA designation as an orphan drug.  We have revised our disclosure to clarify this fact.  We are not seeking, nor have we received, any FDA approval for any of our products as a drug or food additive. (Please see page 2 of the amended Form 10-K.)  Under the Orphan Drug Act, companies that develop a drug for a disorder affecting fewer than 200,000 people in the United States may seek designation as an orphan drug and, if such application is approved, they sell it without competition for seven years, and may get clinical trial tax incentives.

Properties

13.
We note your disclosure throughout the document relating to Josef Szejtli Research Park.  Please revise your disclosure to include a materially complete discussion of this research park, including the productive capacity and utilization contemplated by your expansion plans discussion in your Management’s Discussion and Analysis under “Operating Results,” and the plans for the spray-drying facility.  See Item 102 of Regulation S-K.

Response:

We have removed our discussion of the Josef Szejtli Research Park as our current focus is now our spray dry manufacturing facility.

Legal Proceedings

14.
Please revise your disclosure regarding Circuit Court Case No. 50-2007-CA-00818XXXXMB to provide all information required by Item 103 of Regulation S-K, including a description of the factual basis alleged to underlie the proceeding and the relief sought.  We note that you have included a more substantial discussion in your Management’s Discussion and Analysis under “Operating Results.”  Please include such information, as applicable, in this section or provide a cross-reference to this disclosure if included elsewhere in the report.

Response:

We have revised our disclosure regarding Circuit Court Case No. 50-2007-CA-00818XXXXMB to provide all information required by Item 103 of Regulation S-K, including a description of the factual basis alleged to underlie the proceeding and the relief sought.  (Please see page 7 of the amended Form 10-K.)

Holders

15.
We note that you disclose the number of holders of your common stock as of February 27, 2009.  This disclosure should be provided as of the most recent practicable date prior to filing.  Please advise or revise accordingly.

Response:

We have revised our disclosure to provide the number of holders of our common stock as of the most recent practicable date prior to filing.  (Please see page 8 of the amended Form 10-K.)

Management’s Discussion & Analysis

Introduction

16.
We note your disclosure that your sales are “primarily to major chemical supply houses around the world.”  However, we also note your disclosure that you only have four major customers.  Please revise your disclosure regarding “major chemical supply houses” to reflect this fact and clarify what you mean by “major,” as this term currently suggests that you supply many of the leading chemical suppliers.

Response:

We have revised our disclosure to delete the term “major” as a descriptor of the chemical supply houses and to clarify what is meant when referring to “major customers”.  (Please see page 9 of the amended Form 10-K.)

17.
We note that you have provided an “Introduction” section to your MD&A.  However, the purpose of such an “Introduction” or “Overview” is to provide context for the remainder of the MD&A discussion and identify the factors that management focuses on in evaluating the financial condition and operating performance of your business.  However, the “Introduction” as currently drafted includes certain information that does not appear to be related to the MD&A, such as the issuance of the Series A Preferred Stock and the dispute with Eline.  This information would be more useful to investors in a more appropriate section of the Form 10-K.  The general emphasis of the Overview should be on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting estimates.  Please revise your disclosure accordingly.  See Item 303 of Regulation S-K and SEC Release No 33-8350.

Response:

We have revised our disclosure to comply with this comment and moved the noted information from our Introduction to a more appropriate section of the Form 10-K.  (Please see pages 9-15 of the amended Form 10-K.)

Liquidity and Capital Resources

18.
We note your disclosure that you acquired 162,780 shares of your common stock in 2009 as part of your stock repurchase program.  It does not appear that the disclosure required by Item 703 of Regulation S-K was provided in any of the Form 10-Qs filed by you for your quarterly periods in 2009.  Please supplementally advise us as to when the repurchases occurred.

Response:

We have revised our disclosure in our Form 10-K to include the information required by Item 703 of Regulation S-K with regard to the 162,780 shares of our common stock that we repurchased in 2009.  (Please see page 9 of the amended Form 10-K.)  We advise you supplementally that we purchased stock in five open market transactions during the period from May 19, 2009 to June 4, 2009.

19.
Please disclose in this section your material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.  In particular, we note your discussion regarding your plans for your research park that appear under “Operating Results.”  See Item 303(a)(2) of Regulation S-K.

Response:

We have revised our disclosure in response to this comment and have moved the discussion of material commitments for capital resources from Operating Results to Liquidity and Capital Resources.  (Please see page 9 of the amended Form 10-K.)

Operating Results

20.
This section contains certain information that is not necessarily relevant to “Operating Results.” For example, it is unclear why you have included the discussion of the site plan for the research park and the creation of the new wholly-owned subsidiary in this section.  Such a discussion may be more appropriate in your section entitled “Liquidity and Capital Resources,” to the extent it describes your commitments for capital expenditures as of the end of the latest fiscal period.  In addition, it is unclear if the purpose for this section is different from the section entitled “Results and Operations and Critical Accounting Policies and Estimates.”  Please revise accordingly.

Response:

We have revised our disclosure and moved the discussion of material commitments for capital resources from Operating Results to Liquidity and Capital Resources.  (Please see pages 10-11 of the amended Form 10-K.)

We also have revised and reorganized our disclosure to more clearly separate "Liquidity and Capital Resources," "Results and Operations,” and “Critical Accounting Policies and Estimates.”  (Please see pages 10-13 of the amended Form 10-K.)

2009 Compared to 2008

21.
Please revise your analysis to quantify the specific factors that contributed to the fluctuations in your revenue from period-to-period.  For example, you note that the increase in sales from 2008 to 2009 is due primarily to recent publicity regarding the use of cyclodextrins in various medically-related applications.  In addition, you state in your “Introduction” that sales of Trappsol HPB in the US and internationally contributed “significantly” to your revenues in 2009.  Please revise your disclosure to quantify what you mean by “significant.”  Further, please discuss whether you believe the factor(s) leading to the increase are the result of a trend, and if so, whether you expect it to continue.  This is only one example.

Response:

We have revised our disclosure in response to this comment.  (Please see pages 11-13 of the amended Form 10-K.)

22.
We note your disclosure that you experienced changes in both sales volume and product mix from 2008 to 2009 that affected your cost of sales and margins.  Please revise your disclosure to provide a more robust discussion of changes in volume and product mix to the extent material, including how this affected your cost of sales and margins.

Response:

We have revised our disclosure in response to this comment.  (Please see pages 11-13 of the amended Form 10-K.).

23.	Please revise your disclosure to quantify the impact of the exchange rate between the Euro and U.S. dollar on your cost of inventory.

Response:

We have revised our disclosure to include the financial impact of our exchange rate conversion.  Historically, this amount has been immaterial. (Please see page 12 of the amended Form 10-K.)

Forward-Looking Statement

24.
We note the phrase “as defined in the Private Securities Litigation Reform Act of 1995” in the first sentence.  Since you are ineligible to rely on the safe harbor provision for forward-looking statements under Section 21E of the Exchange Act, please delete this phrase.  Alternatively, make clear that you are ineligible to rely on the safe harbor provision for forward-looking statements under the Exchange Act.

Response:

We have revised the statement regarding forward-looking statements to remove the reference to the “Private Securities Litigation Reform Act of 1995.”  (Please see page 15 of the amended Form 10-K.)

25.
We note the statement that you assume “no obligation to update publicly any forward-looking statements.”  This statement does not appear to be consistent with your disclosure obligations.  Please revise to clarify that you will update to the extent required by law.

Response:

We have revised the statement to clarify that we will update forward-looking statements to the extent required by law.  (Please see page 15 of the amended Form 10-K.)

Item 8 – Financial Statements and Supplementary Data

Consolidated Statements of Operations

26.
The heading to your statements of operations indicates that these amounts are unaudited.  Given that your accountant’s report states that they audited the statements of operations for the two years ended December 31, 2009, we assume the reference to unaudited numbers in your heading is incorrect.  Please confirm and revise accordingly.

Response:

We have revised the statement of operations and removed the “unaudited” column heading and confirm these amounts are audited and this heading was incorrect.  (Please see page 18 of the amended Form 10-K.)

Note 12.  Income Taxes

27.
In light of your recent history of losses, please provide detailed disclosures as to how you determined it is more likely than not that you will realize your deferred tax assets.  In this regard, please address each of the following points in your disclosures:

•
Please provide a comprehensive discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets.  Refer to ASC 740-10-30-16 through 25.  You should discuss the significant estimates and assumptions used in your analysis.  You should also discuss how you determined the amount of the valuation allowance to record;

•	Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;

•	Please include an explanation of the anticipated future trends included in your projections of future taxable income; and

•
Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Response:

We have revised our disclosure in response to this comment.  (Please see pages 26-30 of the amended Form 10-K.) We advise you supplementally that we do not have any deferred tax liabilities that we are relying on in our assessment of the realizability of our deferred tax assets.  Our deferred tax assets are solely based on our ability to generate future taxable income in sufficient amount to utilize some of our temporary deductible timing differences and our net operating loss carryforwards prior to their expiration based on our experience in actually using some of our net operating losses in recent years to offset our taxable income.

Controls and Procedures

a.  Management’s annual report on internal control over financial reporting

28.
Please revise your disclosure to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting.  See Item 308T(a)(2) of Regulation S-K.

Response:

We have revised our disclosure in response to this comment.  (Please see pages 31-32 of the amended Form 10-K.)

29.
We note that you have not included management’s assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not your internal control over financial reporting is effective.  Please revise to include such information.  See Item 308T(a)(3) of Regulation S-K.

Response:

We have revised our disclosure in response to this comment.  (Please see pages 31-32 of the amended Form 10-K.)

30.
Your current disclosure regarding disclosure controls and procedures (1) appears in management’s annual report on internal control over financial reporting; (2) references Rules 13a-15(e) and 15d-15(e) instead of Rules 13a-15(b) and 15d-15(b); and (3) states that your disclosure controls and procedures were effective as of December 31, 2008.  Please revise to include a statement that is separate from management’s annual report on internal control over financial reporting and discloses the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures, as required by Rules 13a-15(b) and 15d-15(b), as of December 31, 2009.  See Item 307 of Regulation S-K.

Response:

We have revised our disclosure in response to this comment.  (Please see page 32 of the amended Form 10-K.)

Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance with Section 16(a) of the Exchange Act

31.	Please revise your disclosure to clarify that the list of directors also constitutes your list of executive officers. See Item 401(b) of Regulation S-K.

Response:

We have revised our disclosure in response to this comment.  (Please see page 32 of the amended Form 10-K.)

32.
Please revise your disclosure to discuss the experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director.  Please provide the enhanced disclosure on a director-by-director basis.  See Item 401(e) of Regulation S-K.

Response:

We have revised our disclosure in response to this comment.  (Please see pages 33-34 of the amended Form 10-K.)

33.
Please revise the description of the business experience for Louis S. Weltman so that it covers his principal occupations and employment during the past five years.  Please provide all information required by Item 401(e) of Regulation S-K.

Response:

We have revised our disclosure in response to this comment.  (Please see pages 33-34 of the amended Form 10-K.)

34.	We note that it does not appear that George L. Fails or Louis S. Weltman have filed ownership reports pursuant to Section 16 of the Securities Exchange Act of 1934. Please advise.

Response:

We have revised our disclosure in response to this comment.  (Please see page 34 of the amended Form 10-K.)

Executive Compensation

35.
Please revise your disclosure to state whether the fair value of restricted stock disclosed in the summary compensation table was computed in accordance with FASB ASC Topic 718.  See Item 402(n)(v) of Regulation S-K.

Response:

We have revised our disclosure to state that the fair value of restricted stock disclosed in the summary compensation table was computed in accordance with FASB ASC Topic 718.  (Please see pages 35-36 of the amended Form 10-K.)

36.
Please provide a narrative description of the conditions and restrictions relating to each grant of restricted stock and the vesting schedule for such restricted stock.  See Item 402(o) of Regulation S-K.

Response:

The restricted stock awarded to Messrs. Strattan, Fails and Weltman was awarded pursuant to the terms of their employment agreements, as described in the paragraphs following the summary compensation table. Other than the restrictions imposed by securities laws, there are no conditions or restrictions relating to the restricted stock.  The restricted stock was fully vested upon grant.  We have revised our disclosure in response to this comment.  (Please see pages 35-36 of the amended Form 10-K.)

37.
To the extent that any of the restricted stock awarded to the executive officers had not vested as of the end of the last completed fiscal year, please revise your disclosure to include the “Outstanding Equity Awards at Fiscal Year-End” table.  See Item 402(p) of Regulation S-K.

Response:

None of the restricted stock awarded to the executive officers remained unvested as of the end of the last completed fiscal year.  According, the “Outstanding Equity Awards at Fiscal Year-End” table was properly omitted.

38.
We note your disclosure in Note 13 to your financial statements that you adopted a 401(k) plan in 2009, and that you made matching contributions of $2,634 in 2009.  Please include the amount of the match paid to your named executive officers in the “All Other Compensation” column of the summary compensation table.

Response:

We have revised the disclosure in the amended Form 10-K to include the amount of matching contributions paid under our 401(k) plan to our named executive officers in the “All Other Compensation” column of the summary compensation table.  (Please see pages 35-36 of the amended Form 10-K.)

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

39.	Please revise your disclosure to provide the required information regarding beneficial ownership of the Series A preferred shares. See Item 403(b) of Regulation S-K.

Response:

We have revised our disclosure to provide the required information regarding beneficial ownership of the Series A Preferred Stock.  (Please see page 37 of the amended Form 10-K.)

Certain Relationships and Related Transactions, and Director Independence

40.
We note your disclosure in Note 10 to your financial statements that C.E. Rick Strattan borrowed $17,069 from you in 2008 and repaid $16,600 during 2009.  Please revise your disclosure to include all the information required by Item 404(d) of Regulation S-K with respect to this transaction.  Further, please consider the applicability of Section 402 of the Sarbanes-Oxley Act.

Response:

We have revised our disclosure regarding the loan to Mr. Strattan to include all the information required by Item 404(d) of Regulation S-K with respect to this transaction.  With regard to Section 402 of the Sarbanes-Oxley Act, Mr. Strattan was unaware of the prohibition on personal loans to executives at the time of the loan.  Accordingly, Section 402 of the Sarbanes-Oxley Act was not violated.  Mr. Strattan has been advised of the prohibition, and no further loans will be made by the Company to executive officers.  (Please see page 38 of the amended Form 10-K.)

Principal Accountant Fees and Services

41.
Your disclosure states that your principal accountant reviewed the financial statements included in your Form 10-QSB.  Please revise your disclosure to state that your principal accountant reviewed the financial statements included in your Form 10-Q.

Response:

We have revised our disclosure to state that our principal accountant reviewed the financial statements included in our Form 10-Q.  (Please see page 38 of the amended Form 10-Q.)

Exhibits

42.
There are a number of exhibits listed in your exhibit index for which it does not appear that you have included the document in the current filing or incorporated the document by reference to a previous filing.  For example, we note the Plan of purchase, sale, reorganization, arrangement, liquidation or succession, the Code of Ethics, the Letter on change in accounting principles, etc.  To the extent that an exhibit is not relevant to your company, please delete the reference in the exhibit index.  Please revise accordingly.

Response:

To the extent that an exhibit is not relevant to the Company, we have revised the disclosure to delete the reference in the exhibit index.

43.
We note that your Articles of Incorporation were amended in 2004, however the most recent version was filed with your Form 10-SB filed on February 1, 1994.  Please file the most recent version of your Articles of Incorporation as an exhibit.

Response:

We have filed the most recent amendments to our Articles of Incorporation as Exhibit 3.4 and 3.5 to the amended Form 10-K.

44.	We note that you amended your employment agreements with your executive officers as recently as July 1, 2009. Please file the most recent version of your employment agreements as exhibits.

Response:

We have filed the most recent version of our employment agreements with our executive officers Exhibits 10.11 through 10.16 to the amended Form 10-K.

45.
We note that you formed a new wholly-owned subsidiary, NanoSonic Products, Inc., in December 2008.  Please file a list of all of your subsidiaries, including all information required by Item 601(b)(21) of Regulation S-K, as an exhibit.

Response:

We have filed a list of all of our subsidiaries, including all information required by Item 601(b)(21) of Regulation S-K, as Exhibit 21.1 to the amended Form 10-K.

46.
We note that you state that your Lease Extension, Loan Agreement with John Lindsay and Small Potatoes Contract have been filed with your Form 10-KSB filed on April 2, 2001.  It does not appear that these exhibits are included with such filing.  Please advise as to where we can locate these exhibits, or please file them as exhibits.

Response:

The Lease Extension, Loan Agreement with John Lindsay and Small Potatoes Contract are filed as Exhibits 10.7, 10.8 and 10.9, respectively, to the Company’s Form 10-KSB for the year ended December 31, 1999 filed with the SEC on March 30, 2000.  We have revised the exhibit index to reflect the correct location of these exhibits.

Signatures

47.	Your principal financial officer has not signed the Form 10-K. Please include the appropriate signature.

Response:

Mr. Strattan is our principal executive, financial and accounting officer.  We have revised Mr. Strattan’s signature block to include his role as principal financial officer.

Certifications

48.
We note that you have deleted certain language from the certification, such as “registrant’s other certifying officer(s) and I,” and replaced the word “us” with “me.”  Please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.  Please also comply with this comment in all future quarterly reports.

Response:

We have filed our certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K and confirm that we will comply with this comment in all future quarterly reports.

Form 10-Q for the quarter ended March 31, 2010

General

49.	Please file a full amendment to the Form 10-Q that addresses the comments below. Please also ensure that you comply with the comments below in all future Exchange Act reports.

Response:

We have filed a full amendment to the Form 10-Q for the quarter ended March 31, 2010 that addresses the comments below.   We confirm that we will comply with the comments below in all future Exchange Act reports.

50.	Please comply with the comments above relating to the Management’s Discussion and Analysis in your Form 10-K, as applicable.

Response:

We have revised our disclosures to be consistent with the changes made in response to the comments above relating to the Management's Discussion and Analysis in our Form 10-K, as applicable.  (Please see pages 6-9 of the amended Form 10-Q.)

Liquidity and Capital Resources

51.
We note your statement that your decrease in cash flows from operations was due “primarily to timing differences in accounts receivable and accounts payable.”  Please provide a more complete discussion of the reasons for the decrease in cash flows, including specific examples of the differences in timing, and whether such differences in timing have occurred in past quarters.

Response:

We have revised our disclosure to provide a more complete discussion of the reasons for the decrease in cash flows, including specific examples of the differences in timing, and whether such differences in timing, have occurred in past quarters.  (Please see page 7 of the amended Form 10-Q.)

52.
We note your disclosure that you are seeking debt financing to complete the spray drying facility.  Please provide a discussion and analysis of the amount or range involved, the nature and terms of the anticipated financing, and the potential impact on the company’s cash position and liquidity.

Response:

We have revised our disclosure to provide a discussion and analysis of the amount or range of debt financing involved, the nature and terms of the anticipated financing, and the potential impact on the Company's cash position and liquidity. (Please see page 7 of the amended Form 10-Q.)

Controls and Procedures

53.
We note that you have included “Management’s quarterly report on internal control over financial reporting.”  Please note that a quarterly evaluation of internal control over financial reporting is not required.  However, should you choose to include such a quarterly report, please either use the complete definition of “internal control over financial reporting” found in Rules 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934, or simply state the effectiveness conclusion without definition.  Further, please include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting and the conclusion of management as to the effectiveness of internal control over financial reporting as of the end of the most recent fiscal quarter.  We note that your report states that your internal controls over financial reporting were effective as of September 30, 2009.

Response:

We have revised the disclosure to delete the “Management’s quarterly report on internal control over financial reporting.”

54.
Your principal executive and principal financial officers, or persons performing similar functions, are required to disclose their conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period for which the report is filed.  Please revise to provide this disclosure.  See Item 307 of Regulation S-K.

Response:

We have revised the disclosure on page 9 of the amended Form 10-Q to include our principal executive and financial officer’s conclusions regarding the effectiveness of our disclosure controls and procedures as of the end of the period for which the report is filed.

Signatures

55.	We note that your Form 10-Q is not dated. Please revise to provide a dated signature page.

Response:

We have amended the Form 10-Q to provide a dated signature page.

Certifications

56.
We note that your certifications filed as Exhibits 31 and 32 are not signed or dated.  Please revise to provide signed and dated certifications.  Please file the certifications required by Rule 13a-14(a) or 15d-14(a) exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Response:

We have filed signed and dated certifications required by Rule 13a-14(a) or 15d-14(a) exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the quarter ended September 30, 2010

General

57.	Please file a full amendment to the Form 10-Q that addresses the comments below. Please also ensure that you comply with the comments below in all future Exchange Act reports.

Response:

We have filed a full amendment to the Form 10-Q that addresses the comments below.  We confirm that we will comply with the comments below in all future Exchange Act reports.

58.
Please comply with the comments above relating to the Management’s Discussion and Analysis in your Form 10-K, and the comments relating to your Form 10-Q for the quarter ended March 31, 2010, as applicable.

Response:

We have revised our disclosure to be consistent with the changes made in response to the comments above relating to the Management's Discussion and Analysis in our Form 10-K, and the comments relating to our Form 10-Q for the quarter ended March 31, 2010, as applicable.

Consolidated Balance Sheet

59.
The column heading of your September 30, 2010 balance sheet indicates that these amounts are unaudited, which implies that your December 31, 2009 balance sheet includes amounts that are audited.  Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended September 30, 2010, you should not imply that the December 31, 2009 balance sheet amounts are audited.  Please revise.

Response:

We have revised the balance sheet and removed the unaudited column heading for the September 30, 2010 balances and added it to the statement heading to indicate all amounts are unaudited consistent with the other financial statements as filed.

Certifications

60.	We note that your certification filed as Exhibit 32 references the quarter ended June 30, 2010. Please revise Exhibit 32 so that it references the correct quarterly period.

Response:

We have revised Exhibit 32 so that it references the correct quarterly period.

*      *      *      *      *

In connection with responding to the comment letter, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, kindly contact our outside legal counsel, Leslie J. Croland with Edwards Angell Palmer & Dodge LLP at (561) 833-7700.

Sincerely,

/s/ C.E. Rick Strattan

C.E. Rick Strattan

cc:           Leslie J. Croland